UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DEYU AGRICULTURE CORP.

(Exact name of registrant as specified in its charter)

Nevada	80-0329825
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Headquarters in China

8th Floor, Block 5, Aolinjiatai Building

1 Kehuiqian Street

Chaoyang District, Beijing, China

Zip Code: 100192

Office in the United States

Columbus Circle 5

1790 Broadway, 8th Floor

New York, New York

Zip Code: 10019

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of class)

Item 1. Description of Registrant's Securities to be Registered.

Authorized Capital Stock

The authorized stock of Deyu Agriculture Corp., a Nevada corporation (the “Company”) consists of 85,000,000 shares, of which 75,000,000 are authorized shares of common stock, par value $0.001 per share (“Common Stock”) and of which 10,000,000 are authorized shares of preferred stock, par value $0.001 per share.

Common Stock

Holders of Common Stock are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefore. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of our Common Stock are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up. There are no conversion, redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. Our Board of Directors is not classified.

Also, holders of Common Stock do not have preemption rights, liability for further calls or to assessment by the Company, any restriction on alienability of the securities to be registered, or any provision discriminating against any existing or prospective holder of such securities. The rights of the shareholders may not be modified other than by a vote of a majority of the shares outstanding, voting as a class.

The summary of the Common Stock above is qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended and Bylaws referenced as Exhibits 3.1, 3.2, 3.3 and 3.4 herein.

Series A Convertible Preferred Stock

In connection with our private placement in May 2010, we executed a Securities Purchase Agreement (the “SPA”) whereby we issued shares of Series A convertible preferred stock (“Series A Preferred”) to investors.  The holders of Series A Preferred are entitled to receive cumulative dividends in preference to the holders of Common Stock at an annual rate of 5% of the applicable per Series A Preferred original purchase price (the “Dividend Preference” and the “Dividends”).  If, after the Dividend Preference has been fully paid or declared and set apart, the Company shall make any additional distributions, then the holders of Series A Preferred shall participate with the holders of Common Stock on an as-converted basis with respect to such distributions.  Dividends shall be payable in cash or stock, at the Company’s option.

Upon any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred will be entitled to receive, out of the assets of the Company available for distribution to its stockholders, an amount equal to $4.40 per share (the amount, the “Liquidation Preference Amount”), before any payment shall be made or any assets distributed to the holders of the common stock (the “Liquidation Preference”).

Each holder of Series A Preferred has the right, at the option of the holder at any time on or after the issuance of the Series A Preferred, without the payment of additional consideration, to convert Series A Preferred into a number of fully paid and nonassessable shares of Common Stock equal to: (i) the Liquidation Preference Amount of such share divided by (ii) the Conversion Price in effect as of the date of the conversion.

For a period of two (2) years following the issuance of the Series A Preferred, the conversion price of Series A Preferred will be subject to adjustment for issuances of Common Stock (or securities convertible or exchangeable into shares of Common Stock) at a purchase price less than the conversion price of the Series A Preferred.   The Series A Preferred Stock does not contain any repurchase or redemption rights.

The summary of the Series A Preferred above is qualified in its entirety by reference to the form of Certificate of Designation referenced as Exhibit 4.1 herein.

The Series A Warrants

In connection with our private placement in May 2010, we also issued Series A Warrants to investors and the placement agent which are exercisable into shares of Common Stock. Each Series A Warrant:

(a)	entitles the holder to purchase one (1) share of Common Stock;
(b)	Is exercisable at any time after consummation of the transactions contemplated by the SPA and shall expire on the date that is five (5) years following the original issuance date of the Series A Warrants;
(c)	is exercisable, in whole or in part, at an exercise price of $5.06 per share of Common Stock for the investors and $4.84 for the placement agent and
(d)	is exercisable only for cash (except that there will be a cashless exercise option if, after twelve months from the Issue Date, (i) the Per Share Market Value of one share of Common Stock is greater than the Warrant Price (at the date of calculation) and (ii) a registration statement under the Securities Act of 1933 providing for the resale of the Common Stock issuable upon exercise of Warrant Shares is not in effect, in lieu of exercising the Series A Warrant by payment of cash).

The summary of the Series A Warrants above is qualified in its entirety by reference to the form of Series A Warrant referenced as Exhibit 4.2 herein. Capitalized terms in the section herein above not otherwise defined herein have the meanings set forth in the Series A Warrants.

Item 2. Exhibits.

Exhibit No.	Description	Location

3.1	Articles of Incorporation of Deyu Agriculture Corp.	Incorporated by reference to the Company’s Registration Statement on Form S-1 as filed with the SEC on July 8, 2009

3.2	Certificate of Amendment of Articles of Incorporation of Deyu Agriculture Corp.	Incorporated by reference to the Company's Current Report on Form 8-K as filed with the SEC on May 3, 2010

3.3	Certificate of Amendment of Articles of Incorporation of Deyu Agriculture Corp.	Incorporated by reference to the Company’s Current Report on Form 8-K as filed with the SEC on June 4, 2010

3.4	Bylaws of Deyu Agriculture Corp.	Incorporated by reference to the Company’s Registration Statement on Form S-1 as filed with the SEC on July 8, 2009

4.1	Certificate of Designation of Rights and Preferences of Series A Convertible Preferred Stock	Incorporated by reference to the Company’s Current Report on Form 8-K as filed with the SEC on May 3, 2010

4.2	Form of Series A Warrant	Incorporated by reference to the Company’s Current Report on Form 8-K as filed with the SEC on May 3, 2010

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 4, 2012

DEYU AGRICULTURE CORP.

By:	/s/ Jianming Hao
Name: Title:	Jianming Hao Chief Executive Officer